UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Trade Wind
Communications TWC.V

Media Release 19 September 2002

Trade Wind Communications Limited (the "Company") announces that it has granted stock options to directors and officers of the Company in the aggregate amount of 1,052,346 shares, exercisable at a price of Cdn$0.30 per share until September 19, 2007. These stock options are subject to the Company's Amended and Restated 2000 Stock Option Plan.

For the Board of Directors

/s/ Nick Bird

Nick Bird
Chairman
Trade Wind Communications Limited

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSE:TWC.V and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc. The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX/TSE in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets. For more information please contact Mal Hemmerling, Sydney, Australia (61 2) 9250 8888

Web sites: www.flexemessaging.com.au
www.tradewind.com.au
www.tradecentre.com.au

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2. Date of Material Change

State the date of the material change:

September 19, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

September 19, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces that it has granted 1,052,346 stock options to directors and officers of the Company, exercisable at a price of Cdn$0.30 per share until September 19, 2007.

Item 5. Full Description of Material Change

The Company announces that it has granted stock options to directors and officers of the Company in the aggregate amount of 1,052,346 shares, exercisable at a price of Cdn$0.30 per share until September 19, 2007. These stock options are subject to the Company's Amended and Restated 2000 Stock Option Plan.

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chairman
(61 2) 9250-8888

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 19th day of September, 2002.

/s/ Nick Bird
Nick Bird,
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  September 19, 2002

/s/ Nick Bird

Nick Bird, Chairman